UNITED STATESSECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENTPURSUANT TO SECTION 14(f) OF THESECURITIES EXCHANGE ACT OF 1934AND RULE 14f-1 THEREUNDER

ADVANCED ENVIRONMENTAL PETROLEUM PRODUCERS, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 335-192405

Florida(State or other jurisdiction ofincorporation or organization)	46-3046340(I.R.S. Employer Identification No.)

215 North Jefferson Street, Ossian, Indiana 46777

(Address of principal executive offices)

260-490-9990

 (Registrant’s telephone number, including area code)

Approximate Date of Mailing: March 7, 2017

ADVANCED ENVIRONMENTAL PETROLEUM PRODUCERS, INC.

INFORMATION STATEMENTPURSUANT TO SECTION 14(f) OF THESECURITIES EXCHANGE ACT OF 1934AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

March 7, 2017

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ADVANCED ENVIRONMENTAL PETROLEUM PRODUCERS, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” refers to Advanced Environmental Petroleum Producers, Inc.

INTRODUCTION

This Information Statement is being mailed on or about March 7, 2017 to the holders of record at the close of business on March 6, 2017 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of Advanced Environmental Petroleum Producers, Inc., a Florida corporation (“we”, “us”, “our” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the change in majority control of the Company’s Board of Directors (the “Board”), other than by a meeting of stockholders anticipated to occur on or about March 16, 2017 (10 days following the date of mailing of this Information Statement). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transactions described herein will not occur until at least 10 days following the mailing of this Information Statement.

Pursuant to a Stock Purchase Agreement dated as of March 6, 2017 by and among Oncolix, Inc., a Delaware corporation (the “Purchaser” or “Oncolix””), Brian K. Kistler our majority shareholder and sole executive officer, employee and director on our Board, New Opportunity Business Solutions, Inc. a corporation whose sole employee, officer, director, control person and shareholder is Mr. Kistler (“NOBS,” and together with Mr. Kistler, collectively, the “Seller”) and the Company (the “SPA”), the Seller will sell 61,465,130 shares of our common stock owned by the Seller (approximately 66% of our issued and outstanding shares) to the Purchaser for a purchase price of $315,000 (the “Share Acquisition”). As a result of the Share Acquisition, the Purchaser will become the majority shareholder of the Company, and pursuant to the SPA, approximately $111,928 of the $315,000 purchase price will be utilized by the Seller to pay all outstanding indebtedness and financial obligations of the Company so that immediately following the closing of the Share Acquisition (the “SPA Closing”), the Company will have no outstanding indebtedness and/or other financial obligations. The SPA Closing is expected to occur on or following March 17, 2017 (with the exact date of the SPA Closing being referred to as the “SPA Closing Date”).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE PROPOSED APPOINTMENT PURSUANT TO THE SPA OF DIRECTOR DESIGNEES TO THE BOARD.

NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

Pursuant to the SPA, there will be a change in our Board of Directors.  Upon the SPA Closing, Mr. Kistler, our sole employee, executive officer, director and our Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, shall resign all such positions with the Company immediately following the Board’s appointment of Michael T. Redman as a director to our Board and as our Chief Executive Officer, President, Principal Executive Officer and Principal Financial Officer and J. Donald Payne as a director to our Board and our Secretary and Chief Accounting Officer. Mr. Redman is currently the Chief Executive Officer, President and a Director and Mr. Payne is the Senior Vice President – Finance and Administration and Secretary of the Purchaser.

Prior to the SPA Closing, neither Mr. Redman nor Mr. Payne will be officers and/or directors of the Company, did not hold any previous position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  Moreover, neither of such persons has been the subject of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors on the Board occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

Our authorized capital stock consists of (i) 500,000,000 shares of Common Stock, of which 93,231,633 shares were outstanding as of March 6, 2017, and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share, none of which are issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of the Record Date by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. As of the Record Date, we had a total of 93,231,633 shares of Common Stock issued and outstanding.  Unless indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and address	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares (1)
5% or greater owners
Director and executive officers

Brian K. Kistler 215 North Jefferson Box 591 Ossian Indiana 46777	61,465,130(2)	65.92%

Oncolix, Inc. 14405 Walters Road, Suite 780 Houston, Texas 77014 (3)	61,465,130	65.92%

All directors and effective officers as a group (one (1) person)	61,465,130	65.92%

(1) Based on 93,231,633 shares outstanding on the Record Date. The number of shares of Common Stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.

(2) All such shares are owned by NOBS. Mr. Kistler is the sole stockholder, officer, director, employee and control person of NOBS.

(3) Pursuant and subject to the terms and conditions of the SPA, at the SPA Closing, the Purchaser will acquire in the Share Acquisition all 61,465,130 Shares from the Seller on the general  terms described elsewhere herein.

DIRECTORS AND EXECUTIVE OFFICERS

Mr. Kistler is our sole employee, officer and director.

Pursuant to the SPA, on the SPA Closing Date, Mr. Kistler shall, immediately following the appointment of Michael T. Redman as a director to our Board and our President, Chief Executive Officer, Principal Executive Officer and Principal Financial Officer and J. Donald Payne as a director to our Board and our Secretary and Principal Accounting Officer, resign as a director and all such other positions with the Company.

Mr. Redman is currently the Chief Executive Officer, President and a director and Mr. Payne is a the Senior Vice President – Finance and Administration, Principal Accounting Officer and Secretary of the Purchaser.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

The following table sets forth certain information regarding the Company’s directors and executive officers prior to and following the Stock Acquisition:

Director and Officers prior to the Share Acquisition

Name	Age	Position(s) with the Company
Brian K. Kistler	60

President, Chief Executive Officer, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer and sole member of the Board (a director until expiration of the 10-day period as provided for in Rule 14f-1).

Brian K. Kistler, President/Director

Brian K. Kistler has served as our President/Chairman of the Board of Directors since January 19, 2017. Mr. Kistler has extensive work history in the financial services industry. He began working at the securities firm Edward Jones in 1987 and over five (5) years increased his assets under management to $45 million dollars. Mr. Kistler then joined Linsco/Private Ledger in 1992, an independent broker/dealer firm, where he worked as an independent contractor. In 1994 he was recruited by broker/dealer Hilliard Lyons to develop the northeast area of Indiana. During his time at Hilliard/Lyons, Mr. Kistler had assets under management of nearly $100 million dollars. In 1999 Mr. Kistler was hired by Raymond James & Associates to manage their recently acquired Fort Wayne, Indiana office. Subsequently, he became the manager of nine (9) Raymond James offices in Indiana. Mr. Kistler’s responsibilities included managing fifty-three employees with client assets under management in excess of one billion dollars. During his time as manager, the revenues and assets under management grew substantially as a direct result of Mr.

Kistler’s ability to recruit, retain and train high quality financial advisors. Mr. Kistler retired from his position with Raymond James in December 2005 to focus on the development of Freedom Energy Holdings, Inc. Freedom Energy Holdings, Inc. is an ongoing operation. Freedom Energy Holdings, Inc.’s primary business focus is in the promotion of its proprietary technology, KC 9000® and SR 139, both domestically and internationally.

Mr. Kistler is also the President of New Opportunity Business Solutions, Inc. (NOBS), a business consulting company in which Mr. Kistler serves in a consultancy status as an officer and director of public companies. Currently, NOBS only has 5 clients that require approximately 15 hours per month of Mr. Kistler time and attention and will not detract from his ability to oversee our company’s operations.

Mr. Kistler currently serves in the following capacities:

Success Holding Group Corp, USA - President and DirectorSuccess Holding Group International, Inc. - President and DirectorSuccess Entertainment Group International, Inc. - CFO, President and DirectorGlobal Senior Enterprise, Inc. - CEO and DirectorHan Tang Technology, Inc. - CEO and DirectorFreedom Energy Holdings, Inc. - CEO and Director

Director and Officers following the Share Acquisition

Name	Age	Position(s) with the Company
Michael T. Redman	62	President, Chief Executive Officer, Principal Executive Officer, Principal Financial Officer and a Director.

J. Donald Payne	61	Secretary, a Director and Principal Accounting Officer.

Michael T. Redman

Mr. Redman created and named Oncolix from technology acquired from the Greenville Hospital System, the majority shareholder of Oncolix. Since joining Oncolix, Mr. Redman has supplied and completed all of the formation documents, wrote business plans, presented at major investment conferences, obtained eight US patents and additional foreign patents. With the Company, his accomplishments include raising more than $15 million in financing, licensing of a proprietary expression system required to manufacture drug, solved manufacturing challenges, hiring of key personnel and taking one oncology drug in a research stage through Phase II (melanoma) and a second drug from preclinical development to Phase I clinical trials (ovarian cancer), obtained orphan designation.  Mr. Redman has extensive contacts with the investment community both domestically and internationally, large pharmaceutical companies, contract research organizations (both domestically and internationally) and research institutions for sponsored research (especially MD Anderson Cancer Center). Mr. Redman has a BA in Biology and a Masters Degree in Business Administration.  Although Mr. Redman has and will continue to work full-time for Oncolix, Mr. Redman recently agreed to become the Chief Executive Officer of another privately held life science company and has provided disclosure of such to the Oncolix Board of Directors.

J. Donald Payne

Mr. Payne has served as the Senior Vice President - Finance and Administration and Secretary of Oncolix since 2011. In such capacity he has been responsible for managing the clinical and manufacturing operations of Oncolix and for regulatory filings and intellectual property matters.  He also serves as the Principal Accounting Officer for Oncolix. His time devoted to Oncolix has fluctuated since 2011 depending on the activities of Oncolix.  Mr. Payne also currently is the Co-Founder, President and Director of an unaffiliated entity, AuroRad, Inc., a start-up that intends to develop radiation oncology products.  Until June 2012, Mr. Payne was a Director and Chairman of the Audit Committee of Pressure Biosciences, Inc., a Nasdaq-listed life science instrumentation company.  Prior to 2011, Mr. Payne held operational and financial positions with various early-stage public and private life science and energy companies and in a public accounting firm in Texas.  Mr. Payne is a Summa Cum

Laude graduate of Rice University with a Masters in Business Administration (1992) and a Summa Cum Laude graduate of Texas A&M University (1976) with a Bachelor in Business Administration.  He is a licensed certified Public Accountant in Texas (1978).

Family Relationships

There are no family relationships among any of our directors, executive officers or key employees.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC Pink Sheets under the symbol “AEPP.”  The OTC Pink Sheets does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

Our Board does not have an express policy with regard to the consideration of any director candidates recommended by stockholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate stockholder recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and stockholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Meetings of the Board of Directors

Our Board did not hold any meetings during the year ended December 31, 2016. We did not hold an annual meeting of stockholders during the year ended December 31, 2015.

Director Independence

The OTC Pink Sheets does not maintain any standards regarding the “independence” of the directors for our Board, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent.

Involvement in Certain Legal Proceedings

To our knowledge, there are no material proceedings to which any director or officer as named above or affiliate of the Corporation, any owner (of record or beneficially) of more than 5% of any class of voting securities of the Corporation, or any associate of any such director, officer, affiliate of the Corporation, or security holder is a party adverse to the Corporation or any of its subsidiaries or has a material interest adverse to the Corporation or any of its subsidiaries.

Board leadership structure and role in risk oversight

Our Board currently consists of one member, Mr. Kistler.  Mr. Kistler also serves as our sole executive officer. Following the SPA Closing, Mr. Redman and Mr. Payne will become directors on the Board as well as executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Based solely on review of the copies of such forms, our executive officers, directors and greater-than-ten (10%) percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

General

As of the filing of this Schedule 14f-1, the Corporation does not pay its officers and/or directors any salary or consulting fee. The Corporation does not anticipate paying compensation to its officers and/or director until it can generate sufficient cash flow on a regular basis.  The Corporation does not have any employment agreements with its officers and/or directors.  We do not maintain key-man life insurance for any our executive officers/directors. We do not have any long-term compensation plans or stock option plans. There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

Summary Compensation Table

The following table sets forth the compensation paid by the Corporation during the fiscal years ended December 31, 2016 and December 31, 2015, to our officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officers.

Summary Compensation Table

							Change in
							Pension Value
							& Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Totals
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Brian K. Kistler	2016	0	0	0	0	0	0	0	0
President	2015	0	0	0	0	0	0	0	0
Andrew Mynheer	2016	0	0	0	0	0	0	0	0
President	2015	0	0	0	0	0	0	0	0

The following table sets forth the compensation paid by us to our sole director for the year ending December 31, 2016. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named director.

Director Compensation Table

					Change in
					Pension Value
					& Nonqualified
				Non-Equity	Deferred
	Fees Earned or	Stock	Option	Incentive Plan	Compensation	All Other
	Paid in Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Brian K. Kistler	0	0	0	0	0	0	0
Andrew Mynheer	0	0	0	0	0	0	0
Christopher Mynheer	0	0	0	0	0	0	0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to a Consulting Agreement made June 20, 2013 between the Company, Mr. Kistler and NOBS (the “NOBS Agreement”), NOBS agreed to provide certain consulting services to the Company for a 12 month period in consideration for the payment of $199,800. Such consulting services including assisting and overseeing the filing of a registration statement for the Company with the SEC at such time and the timely preparation of the Company’s periodic reports with the SEC. Because of the early stage of the Company, and its lack of funding, the Company issued to NOBS a 10%, $199.800 aggregate principal amount promissory note (the “NOBS Note”). NOBS continued to perform consulting services for the Company until January 9, 2017 when Mr. Kistler became our Chief Executive Officer.  Pursuant to a Novation Agreement executed on October 25, 2015, between NOBS and the Company, the parties agreed that, among other items, as of September 30, 2015, the Company owed NOBS $246,031.50 under the NOBS Note, including $46,231 of accrued interest and the NOBS Note became convertible into Common Stock at a rate of one (1) share for each $0.005 converted. In the fourth quarter of 2016, NOBS and Mr. Kistler cancelled the NOBS Agreement and the NOBS Note and all amounts due thereunder.

On June 25, 2013 the Company entered into a Services Agreement with Soellingen Advisory Group. Inc. (“SLLV”) for a term of twelve (12) months, which was automatically renewable for 3 month periods (unless terminated by the Company or SLLV) at an initial monthly rate of $6,500 (the “SLLV Agreement”).  The services SLLV agreed to provide to AEPP under the SLLV Agreement included, among others, strategic advice and corporate and financial restructuring. Payments under the SLLV Agreement to SLLV were treated by AEPP as accounts payable of the Company. On August 31, 2015, the amount owed by the Company to SLLV under the SLLV Agreement was $110,500. Pursuant to a Purchase and Sale Agreement by and between SLLV and NOBS executed on August 31, 2015, SLLV sold to NOBS the $110,500 owed to SLLV by the Company under the SLLV Agreement and 500,000 shares of Common Stock owned by SLLV in consideration for the cancellation by NOBS of $83,714 of indebtedness owed by SLLV to NOBS.

In March 2017, NOBS converted such $110,500 of debt it purchased from SLLV plus $8,831 of debt owed to it by the Company into 60,000,000 restricted shares of Common Stock.

There are no familial or related party relationships or any other related party transactions between the Corporation and any of the directors or executive officers named above.

Review, Approval and Ratification of Related Party Transactions

As of the filing of this Schedule 14f-1, we have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Stockholders Communications with Directors

Stockholders who want to communicate with our Board director can write to:

Advanced Environmental Petroleum Producers, Inc.

215 North Jefferson Street, Ossian, Indiana 46777

Attn: Chief Executive Officer Telephone: 260-490-9990

Your letter should indicate that you are a stockholder of our company.  Depending on the subject matter, management will:

•

Forward the communication to the Director or Directors to whom it is addressed;

•

Attempt to handle the inquiry directly; or

•

Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management will present a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

ADVANCED ENVIRONMENTAL PETROLEUM PRODUCERS, INC.

Dated: March 7, 2017

By: /s/ Brian K. Kistler

Name: Brian K. Kistler

Title: Chief Executive Officer